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                          FINANCIAL INSTITUTION BOND
                Standard Form No. 14, Revised to October, 1987

    St. Paul Fire & Marine Insurance Company       Bond No. 490PB1749

                          (Herein called Underwriter)

DECLARATIONS

Item 1.Name of Insured (herein called Insured): Principal Address:

ING Clarion Partners, LLC                       230 Park Avenue
                                                New York, NY 10169

Item 2. Bond Period: from 12:01 a.m. on 11/13/2007 to 12:01 a.m. on 11/13/2008
                                    (MONTH, DAY, YEAR)       (MONTH, DAY, YEAR)
   standard time

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be
   $10,000,000

Item 4. Subject to Sections 4 and 11 hereof,

   the Single Loss Limit of Liability is $5,000,000

   and the Single Loss Deductible is $10,000

   Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

                                           Single Loss Limit of     Single
                                                Liability       Loss Deductible
                                           -------------------- ---------------
 Amount applicable to:
    Insuring Agreement (D) - FORGERY OR
      ALTERATION..........................     $  5,000,000        $100,000
    Insuring Agreement (E) - SECURITIES...     $  5,000,000        $100,000
    Coverage on Partners..................     $Not covered        $    N/A
    Optional Insuring Agreements and
      Coverages:
        F-COUNTERFIET CURRENCY............     $  5,000,000        $100,000
        G-CLAIMS EXPENSE..................     $     50,000        $  5,000
        H-UNAUTHORIZED SIGNATURES.........     $    100,000        $ 10,000
        I-SAFE DEPOSIT BOX................     $  1,000,000        $ 50,000
        J-TRANSIT CASH LETTER.............     $  1,000,000        $ 50,000
        K-STOP PAYMENT....................     $    250,000        $ 10,000
        L-AUDIT EXPENSE...................     $    100.000        $ 10,000

   If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

      MEL2041 - Ed. 11/04, MEL2233 - Ed. 01/05, MAN1095 - Ed. 03/02,
          MEL2263 - Ed. 01/05, SR5967E - Ed. 10/87, MEL2286 - Ed. 01/05,
      SR6145B - Ed. 06/90, MEL2474 - Ed. 02/05, SR6180C - Ed. 12/04,
          MEL3392 - Ed. 08/05, SR6220 - Ed. 02/95, MEL3393- Ed. 08/05,
      MEL2282 - Ed. 01/05, MEL3836 - Ed. 12/05, MEL2389 - Ed. 02/05,
          MEL2049 - Ed. 11-04, MEL3841 - Ed. 12/05, MEL2043 - Ed. 11-04,
      MEL2225 - Ed. 01/05, MEL3835 - Ed. 12/05, MEL2228 - Ed. 01/05,
          SR6275 - ED. 09/05, MEL2474 - Ed. 02/05


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Item 6. The Insured by the acceptance of this bond gives notice to the
        Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 490PB0956 such termination or cancelation to be effective as of the time this bond becomes effective.


        /s/ Brian MacLean                     /s/ Bruce Backberg
------------------------------------  -----------------------------------
            President                             Secretary


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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                              INSURING AGREEMENTS

                                   FIDELITY

(A)Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

   Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    (a)to cause the Insured to sustain such loss; and

    (b)to obtain financial benefit for the Employee and, which, in fact, result in obtaining such benefit.

   As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

                                  ON PREMISES

(B)(1)Loss of Property resulting directly from

       (a)robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

       (b)theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

       while the Property is lodged or deposited within offices or premises located anywhere.

    (2)Loss of or damage to

       (a)furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

       (b)such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

   provided that

       (i)the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

      (ii)the loss is not caused by fire.

                                  IN TRANSIT

(C)Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

    (a)a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

    (b)a Transportation Company and being transported in an armored motor vehicle, or

    (c)a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

       (i)records, whether recorded in writing or electronically, and

      (ii)Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

     (iii)Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

   Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.



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                             FORGERY OR ALTERATION

(D)Loss resulting directly from

    (1)Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

    (2)transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                                  SECURITIES

(E)Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

    (1)acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

       (a)Certificated Security,

       (b)deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

       (c)Evidence of Debt,

       (d)Instruction to a Federal Reserve Bank of the United States, or

       (e)Statement of Uncertificated Security of any Federal Reserve Bank of the United States
     which

           (i)bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

          (ii)is altered, or

         (iii)is lost or stolen;

    (2)guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

    (3)acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                             COUNTERFEIT CURRENCY

(F)Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

                              GENERAL AGREEMENTS

                                   NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

                       ADDITIONAL OFFICES OR EMPLOYEES -
                     CONSOLIDATION, MERGER OR PURCHASE OF
                                ASSETS - NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

   If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the


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   Insured shall not have such coverage as is afforded under this bond for loss which

    (a)has occurred or will occur in offices or premises, or

    (b)has been caused or will be caused by an employee or employees of such institution, or

    (c)has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

       (i)give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

      (ii)obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

     (iii)upon obtaining such consent, pay to the Underwriter an additional premium.

                          CHANGE OF CONTROL - NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

   As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

   Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

                           REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

   Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

                                 JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

       NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

   The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

   If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

   If the Insured does not give the notices required in subsection (a) of
   Section 5 of this bond and in the first paragraph of this General Agreement, or if the


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   Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

   With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

                          CONDITIONS AND LIMITATIONS

                                  DEFINITIONS

Section 1. As used in this bond:

    (a)Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

    (b)Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

    (c)Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

       (1)represented by an instrument issued in bearer or registered form;

       (2)of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

       (3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    (d)Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

    (e)Employee means

       (1)a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

       (2)an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

       (3)a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

       (4)an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

       (5)each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

       (6)a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

    (f)Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

    (g)Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

       (1)as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

           (a)the "net worth" of the Insured, which for the purposes of this bond, shall be


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              deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

           (b)the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

       provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

       (2)as respects limited partners the value of such limited partner's(') investment in the Insured.

    (h)Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

    (i)Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

    (j)Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

    (k)Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

    (l)Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

    (m)Negotiable Instrument means any writing

       (1)signed by the maker or drawer; and

       (2)containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

       (3)is payable on demand or at a definite time; and

       (4)is payable to order or bearer.

    (n)Partner means a natural person who

       (1)is a general partner of the Insured, or

       (2)is a limited partner and an Employee (as defined in Section l(e)(l) of the bond) of the Insured.

    (o)Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

    (p)Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

       (1)a description of the Issue of which the Uncertificated Security is a part;


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       (2)the number of shares or units:

           (a)transferred to the registered owner;

           (b)pledged by the registered owner to the registered pledgee;

           (c)released from pledge by the registered pledgee;

           (d)registered in the name of the registered owner on the date of the statement; or

           (e)subject to pledge on the date of the statement;

       (3)the name and address of the registered owner and registered pledgee;

       (4)a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

       (5)the date:

           (a)the transfer of the shares or units to the new registered owner of the shares or units was registered;

           (b)the pledge of the registered pledgee was registered, or

           (c)of the statement, if it is a periodic or annual statement.

    (q)Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

    (r)Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

       (1)not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

       (2)of a type commonly dealt in on securities exchanges or markets; and

       (3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    (s)Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

                                  EXCLUSIONS

Section 2. This bond does not cover:

    (a)loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

    (b)loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

    (c)loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

    (d)loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

    (e)loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

    (f)loss resulting from any violation by the Insured or by any Employee

       (1)of law regulating (i) the issuance, purchase or sale of securities,
          (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

       (2)of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which cased the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;


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    (g)loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements
       (A) or (B)(l)(a);

    (h)loss caused by an Employee, except when covered under Insuring Agreement
       (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

    (i)loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

    (j)damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement
       (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

    (k)loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

       (1)in obtaining credit or funds, or

       (2)in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

       (3)in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

       whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

    (l)loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

    (m)loss through the surrender of Property away from an office of the Insured as a result of a threat

       (1)to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

       (2)to do damage to the premises or property of the Insured,

       except when covered under Insuring Agreement (A);

    (n)loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

    (o)loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

    (p)loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

    (q)loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

    (r)loss of Property while

       (1)in the mail, or

       (2)in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

       except when covered under Insuring Agreement (A);

    (s)potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;



   TSB 5062b Ed. 10-87
   Copyright, The Surety Association of America, 1987            Page 9 of 13

    (t)damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

    (u)all fees, costs and expenses incurred by the Insured

       (1)in establishing the existence of or amount of loss covered under this bond, or

       (2)as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

    (v)indirect or consequential loss of any nature;

    (w)loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

    (x)loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

    (y)loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

    (z)loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

   (aa)loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

                                   DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

                              LIMIT OF LIABILITY

Section 4.

                         Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

    (a)The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

    (b)The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

                        Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability-shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

                              Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from


 TSB 5062b Ed. 10-87
 Page 10 of 13              Copyright, The Surety Association of America, 1987

    (a)any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

    (b)any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

    (c)all acts or omissions other than those specified in (a) and
       (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

    (d)any one casualty or event not specified in (a), (b) or (c) preceding.

             NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

    (a)At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

    (b)Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

    (c)Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

    (d)Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

    (e)If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

    (f)This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

                                   VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

                                  Securities

The Underwriter shall settle in land its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                      Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

               Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.



  TSB 5062b Ed. 10-87
  Copyright, The Surety Association of America, 1987            Page 11 of 13

                                    Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

               ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

    (a)In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

    (b)In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

    (c)Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

    (d)Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

       (1)submit to examination by the Underwriter and subscribe to the same under oath; and

       (2)produce for the Underwriter's examination all pertinent records; and

       (3)cooperate with the Underwriter in all matters pertaining to the loss.

    (e)The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

            LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

                         OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

                                   OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured,
(2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

                               DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage



 TSB 5062b Ed. 10-87
 Page 12 of 13              Copyright, The Surety Association of America, 1987
applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

                          TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:-(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or
(d) immediately upon the taking over of the Insured by another institution, or
(e) immediately upon exhaustion of the Aggregate Limit of Liability, or
(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor-(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the
                              Declarations page.


  TSB 5062b Ed. 10-87
  Copyright, The Surety Association of America, 1987            Page 13 of 13

[LOGO]

                                  ENDORSEMENT

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
ATTACHED TO AND FORMING                                   RIDER
PART OF BOND OR POLICY  DATE ENDORSEMENT OR    12:01 A.M. STANDARD TIME AS
          NO.             RIDER EXECUTED     SPECIFIED IN THE BOND OR POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING Clarion Capital, LLC

It is understood and agreed that the Insured as stated in the Declarations of the attached Bond is amended to read as follows:

Clarion Capital, LLC 401 (K) profit sharing plan and for any employee welfare benefit plan, employee pension plan or pension plan or employee benefit plan sponsored, maintained or administered by the Insured whether or not such plans are subject to regulation under (I) Titel of the Employee Retirement Income Security Act of 1974 or amendments thereto or any common or statutory law of the United States of America; and any subsidiary, company, corporation, partnership, general and limited partnership or joint venture now existing or hereafter created or acquired in which any of the aforementioned Named Insured(s) ) either individually or in combination) own(s) more than 50% interest, or over which said Named Insured(s) exercise(s) management/audit controls; subject, however, to the reporting provisions contained in Section B of the GENERAL AGREEMENTS.

ING Clarion Debt Opportunity II, GP, LLC
ING Clarion Debt Opportunity Fund II, LLC

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative

MAN1095 Ed. 3-02

                                     RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1749 in favor of ING Clarion Partners, LLC

It is agreed that:

    1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

                                   SCHEDULE

DEPOSITORY                                                     LOCATION COVERED
----------                                                     ----------------
Depository Trust                                                 New York, NY

    2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

    3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

    4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

    5. This rider shall become effective as of 12:01 a.m. on 11/13/2007 standard time.

Accepted:


                                              By
                                                  ------------------------------
                                                        Attorney-in-Fact

  CENTRAL HANDLING OF SECURITIES
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 24 AND
25 TO SCHEDULE THE PREMISES OF
DEPOSITORIES.


SR5967e Rev. 10-87
Copyright, The Surety Association of America, 1987

                                     RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1749 in favor of ING Clarion Partners, LLC

It is agreed that:

    1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

    2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing
       Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

    3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

    4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

    5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

    6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

    7. This rider is effective as of 12:01 a.m. on 11/13/2007

   Accepted:


                                              By
                                                  ------------------------------
                                                        Attorney-in-Fact

             ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS
MADE APPLICABLE TO THE EMPLOYEE
RETIREMENT INCOME SECUTIRY ACT OF
1974.

NOTE: This rider should not be used
for any insured
exempted from the bonding provisions
of the Act.


SR6145b Rev. 6-90
Copyright, The Surety Association of America, 1990

                               RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. 490PB1749 in favor of ING Clarion Partner, LLC

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancelation" of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:.

    a. If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

       (1) 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

       (2) 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

           (i) Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

           (ii) Conviction of a crime arising out of acts increasing the hazard insured against;

           (iii)Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

           (iv) After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

           (v) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

           (vi) Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

           (vii)A determination by the Superintendent that the continuation of the bond/policy would violate or would place us in violation of, any provision of the Insurance Code; or

          (viii)Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

    b. If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named insured written notice at least 15

   NEW YORK STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25, AND EXCESS
BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO.
28, AND COMPUTER CRIME POLICY FOR FINANCIAL
INSTITUTIONS TO COMPLY WITH STATUTORY
REQUIREMENTS.

REVISED TO DECEMBER, 2004

 SR6180c    Copyright, The Surety Association of America, 2004     Page 1 of 2
       days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

    c. The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named insured at the address shown in the bond/policy and to the authorized agent or broker.

    d. If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata If the first named insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

    e. If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2. Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

    a. If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

    b. If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

    c. If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

    d. Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

    e. Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

    f. If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

       (1) prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty
            (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

       (2) on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

    g. The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

 Page 2 of 2    Copyright, The Surety Association of America, 2004     SR6180c

                                     RIDER

   To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB1749 in favor of ING Clarion Partners, LLC

It is agreed that:

1. The following is added to Section 2. Exclusions:

   Loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

2. This Rider is effective as of 12:01 a.m. on 11/13/07

   KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25.

REVISED SEPTEMBER, 2005.

SR 6275
Copyright, The Surety Association Of America, 2005

                                     RIDER

   To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 490PB1749 in favor of ING Clarion Partners, LLC

   It is agreed that

   1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                              TRANSIT CASH LETTER

   Loss resulting directly from the physical destruction or other loss of

    (1) an item enclosed and listed in a Transit Cash Letter while in transit between any office of the Insured and any place in the United States of America or Canada during the course of collection, presentation or payment, provided that such item is still missing 21 days after the Insured learns that the item has not arrived at the destination, or

    (2) a cancelled check (or checks) drawn by a customer after such check (or checks) has been charged to the customer's account and after a statement of the condition of the account purporting to enclose such check (or checks) has been dispatched or delivered to the customer.

   The Underwriter will also indemnify the Insured for the wages paid to temporary employees and overtime wages paid to regular employees for necessary services rendered in identifying the depositors of lost items, and in assisting those depositors in obtaining duplicates thereof and also necessary costs incurred in the use of mechanical devices and materials in obtaining duplicates of the Transit Cash Letter item(s) where such devices and materials are not owned by the Insured.

   The Insured agrees to photograph the front and back, or otherwise make a descriptive record of each item enclosed in a Transit Cash Letter. However, if no photograph of the item can be produced because of equipment failure or error by an Employee, coverage shall not be denied for that reason. A descriptive record of an item shall provide information identifying the bank upon which the item is drawn, the payee, the drawer or maker of the item, the amount payable, the date of the item and any other information necessary to reconstruct the item.

   2. As used in this Insuring Agreement the term Transit Cash Letter means any letter or package containing checks, drafts and similar items (itemized by separate amounts and accepted by the Insured for deposit, payment, collection or encashment) sent by the Insured to another office of the Insured, to a processing center, to a correspondent bank or to a Federal Reserve Bank for deposit, payment, collection or encashment.

   3. In addition to the exclusions contained in the attached bond, the following exclusion is added:

   Loss resulting directly or indirectly from a dishonest or fraudulent act of an employee of a correspondent or drawee bank to which the Transit Cash Letter involved in the loss is transmitted or addressed, except when covered under Insuring Agreement (A).

    4.   Exclusion (h) of the bond is amended to read:

         (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B), (C), or under the Transit Cash Letter Insuring Agreement, and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of, or damage to, Property.

    5.   Exclusion (r) of the bond is amended to read:

         (r)  loss of Property while

              (1)  in the mail, or

   Accepted:

   TRANSIT CASH LETTER INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD
FORM NO. 24.

ADOPTED FEBRUARY, 1995

SR6220 Printed in U.S.A.
Copyright, The Surety Association Of America, 1995                  Page 1 of 2

              (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

   except when covered under Insuring Agreement (A) or under the Transit Cash Letter Insuring Agreement;

   6. The Single Loss Limit of Liability and the Single Loss Deductible for the Transit Cash Letter Insuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.

   7. This rider shall become effective as of 12:01 a.m. on 11/13/2007

 SR 6220                                                           Page 2 of 2

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
                                                          RIDER
ATTACHED TO AND FORMING DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
  PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

             ADD COVERAGE FOR OTHERS UNDER DEFINITION OF EMPLOYEE
                             For use with Form 14
                               MEL2282 Ed. 1/05

It is agreed that the attached Bond is amended as follows:

   Section 1. of the CONDITIONS AND LIMITATIONS, DEFINITION (e), Employee, is amended by adding the following persons:

   (6) All non-compensated Officers when performing acts coming within the scope of the usual duties of an officer or employee

   (7) All Directors and Trustees while acting as a member of any of your elected or appointed committees, to perform on your behalf specific, as distinguished from general, directorial acts

   (8) Former Employees for a period of 90 days following termination, provided such termination was not due to fraudulent or dishonest act(s)

   (9) Personnel while on military leave or military absence

   (10) Any former employee or retiree of the Insured retained as a consultant while working exclusively for the Insured, on the Insured's premises and under written contract.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

                                              By
                                                  ------------------------------
                                                    Authorized Representative

(C) 2005 The Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
ATTACHED TO AND FORMING                                   RIDER
PART OF BOND OR POLICY  DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
          NO.             RIDER EXECUTED     SPECIFIED IN THE BOND OR POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

      AMEND SECTION 12 - TERMINATION OR CANCELLATION TO SPECIFIED NUMBER
                                    OF DAYS
                          (For use with Bond Form 14)
                               MEL2389 Ed. 2-05

It is agreed that:

1. The attached bond is amended by deleting the figure "60" as set forth in
   Section 12., TERMINATION OR CANCELLATION, and substituting the word and figure "Ninety days (90 )":

2. This rider shall become effective as of 12:01 a.m. on 11/13/2007

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
                                                          RIDER
 ATTACHED TO AN FORMING DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
   PART OF POLICY NO.     RIDER EXECUTED         SPECIFIED IN THE POLICY
 ---------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

                          AMEND INSURING AGREEMENT E
                  MEL 2225 - Ed. 1/05 - For use with Form 14

It is agreed that:

1. Insuring Agreement (E), SECURITIES, is replaced with the following:

  (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

       (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

           (a)  Certificated Security,

           (b)  Document of Title

           (c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

           (d)  Certificate of Origin or Title,

           (e)  Evidence of Debt

           (f)  Corporate, partnership or personal Guarantee

           (g)  Security Agreement

           (h)  Written Instruction or,

           (i)  Letter of Credit,

           (j)  Statement of Uncertificated Security

           (k)  Initial Transaction Statement

           (l)  Negotiable Instrument,

           (m)  Acceptance,

           (n)  Withdrawal Order,

           (o)  Certificate of Deposit

       which

              (i) bears a signature of any maker, drawer, issuer, endorser, assignor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

              (ii) is altered, or

              (iii)is lost or stolen;

       (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items listed in (a) through (o) above.

       (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and
            (d) above which is a Counterfeit.

   Actual physical possession of the Items listed in (a) through (o) above by the Insured or its authorized representative, is a condition precedent to the Insured's having relied on the faith of such items.

   A mechanically reproduced facsimile signature shall be treated the same as a handwritten signature.


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1 of 2

2. Exclusion (w) of Section 2. EXCLUSIONS, of the CONDITIONS AND LIMITATIONS is replaced with the following:

    (w) loss involving any Uncertificated Securities except when covered under Insuring Agreement A or E or under the Computer System Bider.

3. Section 1. DEFINITIONS, of the CONDITIONS AND LIMITATIONS is amended as follows:

    (a)  Paragraph (j) is replaced with the following:

         (j) Instruction means an order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified therein be registered.

    (b)  The following Definitions are added:

         (t) Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledge containing:

              (1) a description of the issue of which the Uncertificated Security is a part; and

              (2) the number of shares or units which are transferred to the registered owner, pledged by the registered owner to the registered pledgee or released form pledge by the registered pledgee; and

              (3) the name, address and taxpayer identification number, if any, of the registered pledgee; and

              (4)  the date the transfer, pledge or release was registered.

         (u) Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

         (v) Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt of order for the deliver, of goods and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

         (w) Withdrawal Order means a non-negotiable instrument other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

    (c)  Definition (o), Property, is amended as follows:

         (i) by deleting the words "of any Federal Reserve Bank of the United States" after the words "Uncertificated Securities".

         (ii) by adding after the word "Initial Transaction Statement."

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

                                              By
                                                  ------------------------------
                                                    Authorized Representative

Page 2 of 2 (C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
                                                          RIDER
ATTACHED TO AND FORMING DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
  PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

                AMEND SECTION 12. - TERMINATION OR CANCELATION
                   MEL2228 - Ed. 1/05 - For use with Form 14

It is agreed that:

1. The second paragraph of Section 12., TERMINATION OR CANCELATION, of the CONDITIONS AND LIMITATIONS is replaced with the following:

   This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as a any Insured or any Director or Officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of written notice from the Underwriter of its desire to cancel this bond as to such person.

   The termination provisions outlined in sub-paragraph (a) above will not apply if the dishonest or fraudulent act was committed outside the course of such person's employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $35,000. It is further agreed that coverage under this bond will be afforded for any Employee, for whom a prior dishonest or fraudulent act was discovered, provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
                                                          RIDER
ATTACHED TO AND FORMING DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
  PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

        COUNTERFEIT CURRENCY COVERAGE FOR ANY COUNTRY - AMEND INSURING
                                  AGREEMENT F
                   MEL2233 - Ed. 1/05 - For use with Form 14

It is agreed that:

1. Insuring Agreement F, COUNTERFEIT CURRENCY, is replaced with the following:

                             COUNTERFEIT CURRENCY

    (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money issued or purporting to have been issued by any country.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                           * EFFECTIVE DATE OF ENDORSEMENT OR
                                                         RIDER
  ATTACHED TO AN FORMING DATE ENDORSEMENT       12:01 A.M. LOCAL TIME AS
    PART OF POLICY NO.   OR RIDER EXECUTED      SPECIFIED IN THE POLICY
  ---------------------- ----------------- ----------------------------------
        490PB1749            12/10/07                   11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

         AMEND INSURING AGREEMENT B - ON PREMISES - INCLUDE OFFICES OR
                PREMISES WHERE PROPERTY IS LODGED OR DEPOSITED
                   MEL2263 - Ed. 1/05 - For use with Form 14

It is agreed that:

Paragraph (1)(b) of Insuring Agreement B-ON PREMISES, is replaced with the following:

    (b)theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured or within offices or premises where the Property is lodged or deposited.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
                                                          RIDER
ATTACHED TO AND FORMING DATE ENDORSEMENT OR      12:01 A.M. LOCAL TIME AS
  PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

                          NON-CUMULATIVE ENDORSEMENT
                    MEL2286 Ed. 1/05 - For use with Form 14

It is agreed that:

    1. The Underwriter has issued the following similar bond or policy, herein referred to as the Concurrent Bond or Policy, the liability afforded by which is not intended to be cumulative with the liability afforded under the attached Bond or Policy:

                           CONCURRENT BOND OR POLICY

       Bond or Policy Number: 490BD0751

       Bond or Policy Form: Computer Crime Policy for Financial Institutions #51780

       Insured: ING Clarion Partner, LLC

       Bond or Policy Period: November 13, 2007-November 13, 2008

    2. In the event of a Single Loss which results in a loss covered under both the attached Bond and also the Concurrent Bond or Policy, the liability of the Underwriter for such Single Loss shall not exceed in the aggregate the Single Loss Limit of Liability under the attached Bond or the Single Loss Limit of Liability of the Concurrent Bond or Policy, whichever is greater.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                             * EFFECTIVE DATE OF ENDORSEMENT OR
 ATTACHED TO AND FORMING DATE ENDORSEMENT OR   RIDER 12:01 A.M. LOCAL TIME AS
   PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
 ----------------------- ------------------- ----------------------------------
        490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

                         Joint Loss Payee Endorsement
                            (For use with Form 14)
                               MEL2474 Ed. 2-05

It is agreed that:

1. At the written request of the first named Insured, any payment in satisfaction of loss covered by the attached bond involving Money or other Property in which Ohio Public Employees Retirement System has an interest shall be paid by an instrument issued to the named Insured and Ohio Public Employees Retirement System as joint loss-payees, subject to the following conditions and limitations:

    a. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

    b. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

    c. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification.

3. Should this bond be canceled or reduced, non-renewed or restrictively modified at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction within 30 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation, non-renewal, reduction or restrictive modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                            * EFFECTIVE DATE OF ENDORSEMENT OR
ATTACHED TO AND FORMING DATE ENDORSEMENT OR   RIDER 12:01 A.M. LOCAL TIME AS
  PART OF POLICY NO.      RIDER EXECUTED         SPECIFIED IN THE POLICY
----------------------- ------------------- ----------------------------------
       490PB1749             12/10/07                    11/13/07

* ISSUED TO

ING CLARION PARTNERS, LLC

                         Joint Loss Payee Endorsement
                            (For use with Form 14)
                               MEL2474 Ed. 2-05

It is agreed that:

1. At the written request of the first named Insured, any payment in satisfaction of loss covered by the attached bond involving Money or other Property in which Column Financial, Inc. has an interest shall be paid by an instrument issued to the named Insured and Column Financial, Inc. as joint loss-payees, subject to the following conditions and limitations:

    a. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

    b. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

    c. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification.

3. Should this bond be canceled or reduced, non-renewed or restrictively modified at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction within 30 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation, non-renewal, reduction or restrictive modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                  ENDORSEMENT OR RIDER 12:01
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR  A.M. LOCAL TIME AS SPECIFIED
 PART OF BOND OR POLICY NO.   RIDER EXECUTED        IN THE BOND OR POLICY
 -------------------------- ------------------- ------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

                         STOP PAYMENT LOSS ENDORSEMENT
                    MEL3392 Ed. 8-05 - For use with Form 14

In consideration of the premium charged it is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

                Insuring Agreement       K       - Stop Payment

Loss against any and all sums which the Insured shall become legally obligated to pay for damages:

    (1)For having either complied with, or failed to comply with, any written notice of any customer, shareholder or subscriber of the Insured or any authorized representative of such customer, shareholder or subscriber, to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber, or any authorized representative of such customer, shareholder or subscriber, or

    (2)For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any authorized representative of such customer shareholder or subscriber.

    (3)For failure to give proper Notice of Dishonor

The Single Loss Limit of Liability applicable to this Insuring Agreement is $250,000 and the Single Loss Deductible is $10,000 for coverage provided by this rider. Such Limit of Liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declaration of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                  ENDORSEMENT OR RIDER 12:01
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR  A.M. LOCAL TIME AS SPECIFIED
 PART OF BOND OR POLICY NO.   RIDER EXECUTED        IN THE BOND OR POLICY
 -------------------------- ------------------- ------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

         AMEND GENERAL AGREEMENT B. ADDITIONAL OFFICES OR EMPLOYEES -
             CONSOLIDATION, MERGER OR PURCHASE OF ASSETS -- NOTICE
                    MEL3393 Ed. 8-05 - For use with Form 14

In consideration of the premium charged, it is agreed that:

General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHSASE OF ASSETS-NOTICE is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS -NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or payment of additional premium for the remainder of the premium period.

   If the Insured shall, while this bond is in force, consolidate or merger with, or purchase or acquire assets or liabilities of another institution, the Insured shall have automatic coverage if such assets are less than 20% of consolidated assets and there shall be no reporting requirement to the Underwriter for loss which

       (a)  has occurred or will occur in offices or premises, or

       (b) has been caused or will be caused by an employee or employees of such institution

   If the Insured shall consolidate or merge with, or purchase or acquire assets or liabilities of another institution with assets exceeding 20% of consolidated assets, the Insured shall not have such coverage beyond sixty
   (60) days from the date of the consolidation or merger with or purchase or acquisition as is afforded by this bond unless the Insured shall

       (i) give the Underwriter written notice within sixty (60) days of the consolidation, merger or purchase or acquisition of assets or liabilities, and

       (ii) obtain written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

       (iii)upon obtaining such consent, pay to the Underwriter an additional premium

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                  ENDORSEMENT OR RIDER 12:01
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR  A.M. LOCAL TIME AS SPECIFIED
 PART OF BOND OR POLICY NO.   RIDER EXECUTED        IN THE BOND OR POLICY
 -------------------------- ------------------- ------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

                     AMEND INSURING AGREEMENT (A) FIDELITY
                             For use with Form 14
                               MEL3835 Ed. 12/05

It is agreed that:

1. Insuring Agreement (A) FIDELITY is replaced with the following:

   (A)(1) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

          Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

   (a)    to cause the Insured to sustain such loss, and

   (b) to obtain financial benefit for the Employee or another person or entity.

   Notwithstanding the foregoing, if some or all of the Insured's loss results from Loans or Trading, that portion of the loss is not covered unless:
   (1) the Employee has received, in connection therewith, a financial benefit; or (2) financial benefit is received, in connection therewith, by persons with whom the Employee was acting in collusion, and the Insured establishes that the Employee intended to participate therein.

   As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

   Trading as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange.

   Loan as used in this Insuring Agreement means an extension of credit by the Insured, transaction creating a creditor relationship in favor of the Insured or transaction by which the Insured assumes an existing creditor relationship.

   (2) Loss of or damage to Property, Electronic Data or Electronic Data Processing Media resulting directly from acts committed by an Employee (including malicious acts), acting alone or in collusion with others, with the manifest intent to cause the Insured to sustain a loss.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                     ENDORSEMENT OR RIDER
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR    12:01 A.M. LOCAL TIME AS
 PART OF BOND OR POLICY NO.   RIDER EXECUTED    SPECIFIED IN THE BOND OR POLICY
 -------------------------- ------------------- -------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

      AMEND INSURING AGREEMENT (E) SECURITIES TO INCLUDE TRANSFER AGENTS
                             For use with Form 14
                               MEL3836 Ed. 12/05

It is agreed that:

Insuring Agreement (E) SECURITIES is amended by adding the following paragraph:

   Pursuant to the SEC Rule # 17A(d)-15, coverage under this Insuring Agreement also applies to loss resulting directly from a transfer agent, issuer, registrar, redemption agent, depository or trustee, paying, distributing or disbursing agent or any agent acting in a similar capacity having accepted a medallion imprint or stamp of or belonging or purporting to be of or belonging to the Insured to pass or purport to pass title to such items listed in 1.(a), (c), (e), (h) or (i) above, which medallion imprint or stamp was lost, stolen or counterfeited and for which loss the Insured is legally liable.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                     ENDORSEMENT OR RIDER
   ATTACHED TO AN FORMING   DATE ENDORSEMENT OR    12:01 A.M. LOCAL TIME AS
 PART OF BOND OR POLICY NO.   RIDER EXECUTED    SPECIFIED IN THE BOND OR POLICY
 -------------------------- ------------------- -------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

                    AMEND CONDITIONS AND LIMITATIONS RIDER
                             For use with Form 14
                               MEL3841 Ed. 12/05

It is agreed that:

1. Paragraph (j) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS is replaced with the following:

    (j)damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

2. Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS is replaced with the following:

   Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when a Senior Vice President, Corporate Risk Manager or Managing Director of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

   Discovery also occurs when a Senior Vice President, Corporate Risk Manager or Managing Director of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3. Subsections (a) and (c) of Section 5. NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS are replaced with the following:

    (a)At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

    (c)Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith or by a statement of securities.

4. Section 6. VALUATION of the CONDITIONS AND LIMITATIONS is amended by adding the following paragraphs:

                       ELECTRONIC DATA PROCESSING MEDIA

   In case of loss of, or damage to, Electronic Data Processing Media used by the Insured in its business, the Underwriter shall be liable under this bond only if such Electronic Data Processing Media is actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                ELECTRONIC DATA

   In case of loss of, or damage to, Electronic Data, the Underwriter shall be liable under this Bond only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

   However, if the Electronic Data cannot be reproduced and said Electronic Data represents securities or financial instruments having a value, including Evidences of Debt, then the value of such Electronic Data shall be determined in accordance with the Securities or Property other than Money, Securities or Records paragraphs of this Section.

5. Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended as follows:

    (a)Definition (o) Property is replaced with the following:

       (o)Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all lands and in any form, tangible items of personal property which are not herein before enumerated and Electronic Data and Electronic Data Processing Media.

    (b)The following definitions are added:

      ( )Electronic Data means facts or information converted to a form usable in a computer system and stored on Electronic Data Processing Media for use by computer programs.

      ( )Electronic Data Processing Media means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which data is recorded.

6. The second paragraph of Section 11. DEDUCTIBLE AMOUNT of the CONDITIONS AND LIMITATIONS is replaced with the following:

   The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, which exceeds $25,000, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative


(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                                                         [LOGO]
                                                                      Travelers

     IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 8-05

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                     ENDORSEMENT OR RIDER
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR    12:01 A.M. LOCAL TIME AS
 PART OF BOND OR POLICY NO.   RIDER EXECUTED    SPECIFIED IN THE BOND OR POLICY
 -------------------------- ------------------- -------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

            THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

                         UNAUTHORIZED SIGNATURES RIDER
                               MEL2041 Ed. 11-04

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.

PROVISIONS

1. The following Insuring Agreement is added as an additional Insuring Agreement to the bond:

             INSURING AGREEMENT           UNAUTHORIZED SIGNATURES

   Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the insured as an authorized signatory on such account.

2. In addition to the Conditions and Limitations set forth in the bond, the following provisions are applicable to this UNAUTHORIZED SIGNATURES Insuring
   Agreement:

    A. It shall be a condition precedent to the Insured's right of recovery under this UNAUTHORIZED SIGNATURES Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on a customer's account.

    B. The aggregate Limit of Liability applicable to this UNAUTHORIZED SIGNATURES Insuring Agreement is One Hundred Thousand ($100,000) Dollars. Such limit is part of and not in addition to the Limit of Liability shown in the Declarations. Each loss is subject to the Deductible Amount shown in the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is effective at the Inception Date stated in ITEM 2 of the Declarations or effective at 12:01 A.M. on 11/13/2007, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be effective on a date other than the Inception Date of the bond.


Accepted by:
             --------------------------------------------------
             On behalf of the entity named in ITEM 1 of the
             Declarations.

             --------------------------------------------------
             Authorized Underwriter Representative


(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                     ENDORSEMENT OR RIDER
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR    12:01 A.M. LOCAL TIME AS
 PART OF BOND OR POLICY NO.   RIDER EXECUTED    SPECIFIED IN THE BOND OR POLICY
 -------------------------- ------------------- -------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

                                CLAIMS EXPENSE

The Underwriter shall be liable for reasonable expenses, not to exceed ($)50,000 DOLLARS during the bond period, incurred by the Insured by reason of the Insured having retained, with the prior approval of the Underwriter, independent outside accountants or other non-legal experts to determine the amount and extent of a loss covered and paid under the bond. The Underwriter shall not be liable to reimburse the Insured for said expenses until payment for the covered loss is made. A ($)5,000 deductible shall apply to Claims Expense.

The following paragraph is substituted for Section 2(u) of the attached bond:

    (u)all fees, costs and expenses incurred by the Insured:

       (1) in establishing the existence of or amount of loss covered under this bond except to the extent covered under the above Insuring Agreement, Claims Expense, or

       (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is effective at the Inception Date stated in ITEM 2 of the Declarations or effective at 12:01 A.M. on 11/13/2007, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be effective on a date other than the Inception Date of the bond.


Accepted by:
             --------------------------------------------------
             On behalf of the entity named in ITEM 1 of the
             Declarations.

             --------------------------------------------------
             Authorized Underwriter Representative


MEL2043 Ed. 11-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

                                                     * EFFECTIVE DATE OF
                                                     ENDORSEMENT OR RIDER
  ATTACHED TO AND FORMING   DATE ENDORSEMENT OR    12:01 A.M. LOCAL TIME AS
 PART OF BOND OR POLICY NO.   RIDER EXECUTED    SPECIFIED IN THE BOND OR POLICY
 -------------------------- ------------------- -------------------------------
         490PB1749               12/10/07                  11/13/07

*  ISSUED TO

ING CLARION PARTNERS, LLC

                         AUDIT EXPENSE COVERAGE RIDER

It is agreed that:

1. An additional paragraph, as follows, is inserted as the final paragraph to the Fidelity Insuring Agreement.

   Audit Expense Coverage   100,000
                           (for coverage, an amount must be inserted above)

   Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated above opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2. The following paragraph is substituted for Section 2(u) of the attached bond:

    (u)all fees, costs and expenses incurred by the Insured

       (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense Coverage, or

       (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is effective at the Inception Date stated in ITEM 2 of the Declarations or effective at 12:01 A.M. on 11/13/2007, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be effective on a date other than the Inception Date of the bond.


Accepted by:
             --------------------------------------------------
             On behalf of the entity named in ITEM 1 of the
             Declarations.

             --------------------------------------------------
             Authorized Underwriter Representative


MEL2049 Ed. 11-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

[LOGO]
Travelers

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

   .   better protects the interests of all parties;

   .   helps Travelers to try to resolve losses or claims more quickly; and

   . often reduces the overall cost of a loss or claim-losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

                                      FAX

 Use this number to report a loss, claim, or potential claim by fax toll free.

                                1-888-460-6622

                                    US MAIL

   Use this address to report a loss, claim, or potential claim by U S Mail.

                          Bond-FPS Claims Department
                                   Travelers
                                Mail Code NB08F
                             385 Washington Street
                          Saint Paul, Minnesota 55102

                                     EMAIL

    Use this address to report a loss, claim, or potential claim by email.

                        Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.


                                      -1-
ND059 Ed. 11-06
(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

                        ANNUAL RENEWAL OF FIDELITY BOND

RESOLVED, that giving due consideration to the value of the aggregate assets of the Funds, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in its portfolio, the coverage against larceny and embezzlement provided under the Fidelity Bond as presented at this meeting is deemed to be adequate as to type and amount for the Funds; and it was further

RESOLVED, that the officers of the Funds have been authorized to obtain such a Fidelity Bond for the Funds with a limitation of liability in the amount of $1,500,000 for a one-year pre-paid premium of that amount as generally described at the meeting, from November 13, 2007 through November 13, 2008; and it was further

RESOLVED, that such bond is not to be canceled, terminated or modified except upon sixty (60) days' written notice to both the affected party and the Securities and Exchange Commission; and it was further

RESOLVED, that an officer of the Funds, as may be elected from time to time, is hereby designated to make the filing and give notices required by Paragraph
(g) of Rule 17g-1 of the Investment Company Act of 1940 concerning the Funds' Fidelity Bond.